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                            [DREIER LLP LETTERHEAD]



                                                        August 8, 2005

SENT VIA FAX AND FEDERAL EXPRESS
--------------------------------

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention: Peggy A. Fisher, Assistant Director, Division of Corporation Finance


         Re:      Electro-Optical Sciences, Inc.
                  Registration Statement on Form S-1
                  Filed June 3, 2005
                  File No. 333-125517
                  ----------------------------------


Ladies and Gentlemen:

         On behalf of Electro-Optical Sciences, Inc., a Delaware corporation (the "Company"), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder, we are submitting for filing with the Securities and Exchange Commission Amendment No. 2 to the above-captioned Registration Statement on Form S-1 ("Amendment No. 2"). A copy of Amendment No. 2 to the Registration Statement has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years. The Company has authorized us to respond to the comment letter sent to Joseph V. Gulfo, M.D. of Electro-Optical Sciences, Inc., dated July 27, 2005, from the Staff of the Commission.

         For your convenience, we enclose a marked copy of Amendment No. 2 marked to show changes to the Amendment No. 1 to the Registration Statement, as filed with the Commission on July 15, 2005.

         We have referenced the appropriate page number of the prospectus contained in Amendment No. 2 in our responses contained herein. The numbered paragraphs below set forth the Staff's comments, together with our responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2
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United States Securities and Exchange Commission
August 8, 2005
Page 2


Financial Statements

Statements of Operations, page F-4

1. Please tell us why your pro forma losses per share are not calculated using the loss from continuing operations. Refer to SAB Topic 1B2 and
         Article 11 of Regulation S-X. Revise the filing as necessary based on our comment.

         Response: In accordance with Article 11 of Regulation S-X, the Company has calculated and disclosed in Amendment No. 2 pro forma losses per share from continuing operations in the Statements of Operations and Notes to Financial Statements on pages F-4 and F-11, as well as in Summary Financial Data on pages 5 and 6, and Selected Financial Data on pages 34 and 35.


Statement of Cash Flows, page F-6

2. We see this Statement indicates you "redeemed" marketable securities during the June 30, 2005 interim period. Please tell us why classification of marketable securities as held-to-maturity under FAS 115 is appropriate if you are redeeming securities. Tell us, in detail, how your accounting for marketable securities complies with FAS 115. Revise the filing as necessary based on our comment or tell us why no revisions are considered necessary.

         Response: The marketable securities that were redeemed by the Company during the six months ended June 30, 2005 were redeemed at their maturity dates. As disclosed in Note 2 to the financial statements, the Company's marketable securities at December 31, 2004 and June 30, 2005 were due to mature within one year. No securities were sold or redeemed prior to their maturity dates. There have been no early dispositions of these securities or other events which might call into question the Company's positive intent or ability to hold these securities until maturity. Accordingly, the Company believes classification of these securities as held-to-maturity is appropriate under the requirements of SFAS 115. To avoid potential confusion, the Company has changed the line item "Redemption (purchase) of marketable securities" in the Statement of Cash Flows on page F-6 to read "Maturities (purchase) of marketable securities."


Note 8. Stockholders' (Deficiency) Equity and Redeemable Preferred Stock, page F-14

3. Please refer to prior comment 32 from our letter dated June 30, 2005. We note your previous response to our comment which detailed the allocation of the net proceeds based on the relative fair values of the warrants and the Series C preferred stock. However, you have not addressed how you determined the total amount of the beneficial conversion feature and its recognition in your statements of operations during the periods presented nor have you discussed how you calculated the effective conversion price of the Series C preferred stock. Please provide us with this information.
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United States Securities and Exchange Commission
August 8, 2005
Page 3


         Additionally, please tell us the specific issues and guidance included in EITF 98-5 and EITF 00-27 upon which you relied to support your accounting and disclosures for this transaction, rather than simply citing the entire EITF.

Response: The total amount of the beneficial conversion feature originally recorded was $2,385,063 and this amount was being accreted to the redemption value for the Series C redeemable convertible preferred stock based on the earliest redemption date of June 2008. The total accretion originally recognized in the Statement of Operations for the year ended December 31, 2004 and the six months ended June 30, 2005 was $322,800 and $842,260, respectively, and included the amounts of $108,413 and $325,236, respectively, specifically related to the beneficial conversion feature.

         In determining the amount of the beneficial conversion feature, the Company (after consultation with the SEC staff) has now applied the guidance provided by EITF 00-27 par. 5, 6 and 7. The following presents the details of the aforementioned calculation:


I. Determination of Relative Values:

Series C preferred stock                             $9,015,404         74.05%
(Fair value based on 2,253,851 shares of common stock valued at $4.00 per share into which the preferred stock is convertible)

Warrants issued in connection with
Series C preferred stock                             $3,158,948         25.95%
                                                    -----------         ------
(Fair value determined using the Black-
Scholes method. The assumptions used and disclosed in Note 9 on pages F-16 and F-17 assumed a common stock value per share of $4.00, a warrant life of 7 years, a risk-free interest rate of 3.67%, and an expected volatility of 60%.

Total Fair Value                                    $12,174,352        100.00%


II. Allocation of Proceeds Based on Relative
    Fair Values:

Gross Proceeds                                      $10,186,480

Value allocated to Series C preferred stock
at 74.05%                                            $7,543,088

Value allocated to warrants at 25.95%                $2,643,392
                                                    -----------

                                                    $10,186,480
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United States Securities and Exchange Commission
August 8, 2005
Page 4


III. Determination of Beneficial Conversion Feature:

Allocated value of Series C preferred stock per
share converted into 2,253,851 common shares              $3.35
($7,543,088 divided by 2,253,851)

Fair value of common stock per share                      $4.00

Beneficial conversion per share                           $0.65

Number of common shares                               2,253,851

Beneficial conversion feature                        $1,465,003


         The application of the guidance under EITF 00-27 as presented in the aforementioned calculations reflects a beneficial conversion feature of $1,465,003 which has now been reflected in the Company's financial statements and includes expanded disclosure of the accretion and carrying value of the Series C preferred stock in the notes to the financial statements. In addition, the Company noted that, in allocating the proceeds between the warrants and Series C preferred stock, it previously had recorded the fair value of the warrants, $3,158,948, instead of the relative fair value of $2,643,392, which has now been reflected in the financial statements.

         As a result of the aforementioned changes, the Company has also recomputed and revised the amount of accretion applicable to Series C preferred stock for the year ended December 31, 2004 and the six months ended June 30, 2005.

         The Company has added note 13 to the financial statements to describe the aforementioned changes to its previously issued financial statements, and believes it has thereby addressed the disclosure requirements of APB Opinion No. 20.

         Our auditors have advised that they will dual-date their audit report.


Redemption Provisions, page F-16

4. We note that you present and refer to your Series B and Series C preferred stock as "temporary equity". Tell us why this presentation is appropriate as opposed to classifying the securities as liabilities in accordance with SFAS 150. Please revise your financial statements and the notes thereto to properly present and disclose these items or tell us why your current designation as "temporary equity", rather than liabilities, is proper. Please cite the appropriate authoritative literature that supports your conclusions.
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United States Securities and Exchange Commission
August 8, 2005
Page 5


         Response: The Company has presented its Series B and Series C preferred stock as temporary equity in its Balance Sheets as of December 31, 2003 and 2004, and June 30, 2005 and has so described these securities in
         Note 8 to Financial Statements, in accordance with the provisions of ASR 268, Rule 5-02.28 of Regulation S-X, and EITF Issue D-98. These securities are convertible, and redeemable at the option of the holder, but not mandatorily redeemable, and are required to be classified outside of permanent equity. These securities do not fall into one of the three classes of freestanding financial instruments that are required to be classified as liabilities under the provisions of SFAS No.150, and are therefore outside the scope of SFAS No.150. Accordingly, the Company believes that Series B and Series C preferred stock are appropriately classified as temporary equity in accordance with applicable accounting literature.


Exhibit 23.1

5. Please refer to prior comment 37 from our letter dated June 30, 2005. Please include a currently dated and signed consent from your independent auditors with any amendment filed.

         Response: A currently dated consent signed by our independent auditors has been included in Amendment No.2.

                                     * * * *

         We hope that the foregoing has been responsive to the Staff's comments.

         Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (212) 328-6144. Thank you for your cooperation and attention to this matter.


                                               Very truly yours,


                                               Valerie A. Price, Esq.


VAP/ma
Enclosure

cc:   Joseph V. Gulfo, M.D.
      Karen Krumeich
      William Bronner, Esq.
      David C. Peck, Esq.